UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PDL COMMUNITY BANCORP

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69290X101

(CUSIP Number)

Daniel P. Weitzel, Esq. Locke Lord LLP 701 8th Street, NW Suite 700 Washington, DC 20001 (202) 220-6900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

(continued on following pages)

Page 1 of 4 pages

CUSIP NO. 69290X 101	13D/A	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ponce Bank Mutual Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not Applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 9,545,388
8	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER 0
9	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 9,545,388
10	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,545,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
HC

(1) Based on a total of 17,299,740 shares of common stock outstanding as of March 30, 2020.

CUSIP NO. 69290X 101	13D/A	Page 3 of 4 Pages

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D filed on October 3, 2017 (the “Original Schedule 13D”), and is being filed by Ponce Bank Mutual Holding Company (the “Company”) with respect to the Common Stock of PDL Community Bancorp (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 2.Identity and Background

The information previously provided in response to Item 2 is hereby amended and supplemented as follows:

“Directors and Executive Officers

Name	Occupation
Maria Alvarez	Director; director of charitable foundations
James C. Demetriou	Director; property management
William Feldman	Director; property management
Julio Gurman	Director; property management
Nick R. Lugo	Director; owner of travel company
Carlos P. Naudon	Director, President, and Chief Operating Officer of the Company
Steven A. Tsavaris	Chairman of the Board and Chief Executive Officer of the Company
Frank Perez	Executive Vice President and Chief Financial Officer of the Company”

Item 5. Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated in its entirety as follows:

“a. Based upon information provided in the Forms 10-K and 8-K filed by the Issuer with the Securities and Exchange Commission on March 17, 2020 and March 30, 2020, respectively, the Company directly and beneficially owned 9,545,388 shares of the Issuer's Common Stock, which represented 55.2% of the issued and outstanding shares of Common Stock as of March 30, 2020.

b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

c. Other than the issuance to the Company of the shares of Issuer's Common Stock as of September 29, 2017, the Company has not effected any transaction in the Issuer's Common Stock. The Company’s ownership percentage of Common Stock has changed solely as a result of (i) the Issuer repurchasing an aggregate of 1,253,423 shares of its Common Stock and (ii) the issuance of 90,153 shares of its Common Stock pursuant to the vesting of restricted stock units, from March 2019 to March 2020.

d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

e. Not applicable.”

CUSIP NO. 69290X 101	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.

PONCE BANK MUTUAL HOLDING COMPANY

Date: April 16, 2020	By: /s/ Steven A. Tsavaris
Steven A. Tsavaris
Chairman and Chief Executive Officer